04 FEB -5 AM 7:21

MAYER
BROWN
ROWE
& MAW

February 3, 2004

04012623

Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, New York 10019-5820

Main Tel (212) 506-2500
Main Fax (212) 262-1910
www.mayerbrownrowe.com

Sharon N. Purcell
Direct Tel (212) 506-2604
Direct Fax (212) 849-5604
spurcell@mayerbrownrowe.com

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: <u>Schwarz Pharma AG (File No. 82-4406)</u>

SUPPL

<u>By UPS</u>

Dear Sir or Madam:

Enclosed herewith are the following documents, furnished on behalf of Schwarz Pharma AG <u>(File No. 82-4406) (the "Company")</u>, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press Release, dated January 30, 2004.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2604 in connection with this matter. Thank you for your assistance.

Sincerely,

Sharon N. Purcell

Sharon N. Purcell

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

Encl

cc: Sylvia Heitzer
Schwarz Pharma AG
Philip O. Brandes
Reb D. Wheeler

dw 2/9

File No. 82-4406

NEWS

SCHWARZ
PHARMA

From:	CORPORATE COMMUNICATIONS
Tel:	Alfred-Nobel-Straße 10
Fax:	40789 Monheim, Germany
E-mail:	Internet: www.schwarzpharma.com

January 30, 2004

Court of Appeals Rules in Favor of SCHWARZ PHARMA against Teva regarding Moexipril

The United States Court of Appeals issued a decision January 29, 2004 vacating the summary judgment previously granted by the US District Court in favor of Teva Pharmaceuticals USA, Inc. The Court of Appeals concluded that the District Court erred in its claim construction and instead adopted the claim construction proposed by SCHWARZ PHARMA.

"We are very pleased with this ruling, which confirms our belief that the District Court erred in granting the summary judgment which allowed Teva's generic product on the market", stated Dr. Klaus Veitinger, Member of the Executive Board of SCHWARZ PHARMA AG and CEO SCHWARZ PHARMA Inc., U.S.A. "We will continue to vigorously defend our intellectual property rights and we are currently assessing all our options regarding the Teva generic product."

SCHWARZ PHARMA AG (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with focus on neurology, urology and cardiovascular diseases. In 2002 the company achieved global sales of € 964 million, thereof 75% on international markets outside Germany. The company is investing in development projects targeting diseases such as Parkinson's disease, Restless Legs Syndrome, epilepsy, neuropathic pain, overactive bladder syndrome and benign prostatic hyperplasia. The company has a strong international presence with subsidiaries in Europe, USA and Asia. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Duesseldorf stock exchanges.

For more information, please see our website: www.schwarzpharma.com
Corporate Communications: Antje Witte, Tel: +49 2173 48 1866